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October 28, 2015

VIA EDGAR AND FEDEX

Jaime G. John

Shannon Sobotka

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rexford Industrial Realty, Inc.
Form 10-K for the year ended December 31, 2014
Filed on March 9, 2015
File No. 001-36008

Rexford Industrial Realty, Inc.
Form 10-K/A for the year ended December 31, 2014
File No. 001-36008

Dear Ms. John and Ms. Sobotka:

On behalf of Rexford Industrial Realty, Inc. (the “Company”), I am responding to the Staff’s letter dated October 27, 2015, with respect to the Company’s Form 10-K for the year ended December 31, 2014 and the Company’s Form 10-K/A for the year ended December 31, 2014.

For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the letter in the order presented. Please note that the responses are based on information provided to us by the Company.

Item 9A. Controls and Procedures, page 70

1.	We note that you filed an annual report for the prior fiscal year ended December 31, 2013 and this annual report for the fiscal year ended December 31, 2014 represents your second annual report since your registration statement on Form S-11 went effective. As a result, it appears you are required to comply with Item 308 (a) of Regulation S-K. Please amend your annual report to include management’s report on internal control over financial reporting or tell us why management’s report is not required. Additionally, to the extent that you amend your annual report to include management’s report, also include revised certifications that comply with Item 601 of Regulation S-K.

October 28, 2015

Response: The Company will amend its filing to include management’s report on internal control over financial reporting. The applicable revised disclosure will be set forth in an Amendment Number 2 to Form 10/K (the “10-K Amendment”). A proposed draft of the revised disclosure is attached hereto as Annex A. The Company will also include revised certifications that comply with Item 601 of Regulation S-K in the 10-K Amendment.

2.	Additionally, please tell us the consideration you gave regarding whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of its disclosure controls and procedures as of the end of the fiscal year covered by the report. In particular, we note that the definition of disclosure controls and procedures provided in Rule 13a-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In addition, as discussed in Question 115.02 of the Compliance and Disclosure Interpretations for Securities Act Forms, http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, failure to file management’s report on Internal Control over Financial Reporting would render an annual report materially deficient and also would render the company not timely or current in its Exchange Act Reporting. In light of these facts, if management concludes that the disclosure controls and procedures were effective, tell us the factors you considered and highlight those factors that support your conclusion. Alternatively, include within your amendment a revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Response: The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company has used the criteria set forth in the Internal Control–Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess its internal control over financial reporting. Based upon this assessment, the Company’s management concluded that its internal control over financial reporting operated effectively as of December 31, 2014. The Company does not believe that the omission of the management report in its 10-K for the year ended 2014, as amended, impacts the effectiveness of the Company’s internal controls over financial reporting, as the Company properly followed all policies and procedures related to its financial reporting and the omission does not affect the accuracy of the Company’s financial statements or the reliability of its financial reporting.

However, in view of the Company’s omission of the management report in its initial 10-K filing, the Company has concluded that its disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2014.

The Company will amend its filing to reflect its revised conclusion on the effectiveness of its disclosure controls and procedures. A proposed draft of the revised disclosure is included in Annex A.

October 28, 2015

Finally, in light of the staff’s comments, the Company revisited its filings on Form 10-Q for quarters ended March 31, 2015 and June 30, 2015 and noted that certain clauses of the Section 302 certifications relating to designing, establishing and maintaining internal control over financial reporting were inadvertently omitted. Accordingly, the Company’s management concluded that its disclosure controls and procedures were not effective at the reasonable assurance level as March 31, 2015 and June 30, 2015. The Company will amend its filings on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015 (the “10-Q Amendments”) to reflect its revised conclusion on the effectiveness of its disclosure controls and procedures for those periods. Proposed drafts of the revised disclosure are attached hereto as Annex B and Annex C. The Company will also file revised certifications that comply with Item 601 of Regulation S-K in each of the 10-Q Amendments.

On behalf of the Company, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

If you have any additional questions, please feel free to call the undersigned at (213) 891-8640 to discuss them.

Very truly yours,

/s/ Bradley A. Helms

Bradley A. Helms, Esq. of LATHAM & WATKINS LLP

cc:	Richard Ziman
Howard Schwimmer
Michael F. Frankel
Adeel Khan
Julian Kleinforfer, Esq.

October 28, 2015

ANNEX A

Item 9A.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is processed, recorded, summarized, and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Co-Chief Executive Officers and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), we carried out an evaluation, under the supervision and with the participation of management, including the Co-Chief Executive Officers and Chief Financial Officer, of the effectiveness of the design and operation of the disclosure controls and procedures as of December 31, 2014, the end of the period covered by this report.

As noted below, management used the criteria set forth in the Internal Control–Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess our internal control over financial reporting and concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014. Due to a clerical error, however, the disclosure required by Item 308(a) of Regulation S-K and certain clauses in the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 were inadvertently omitted. As a result of this clerical error, our Co-Chief Executive Officers and Chief Financial Officer conclude that our disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2014.

The Company has implemented additional form requirement checks, effective immediately, to ensure the effectiveness of our disclosure controls and procedures in future periods.

Management’s Report on Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed by, or under the supervision of, our Co-Chief Executive Officers and Chief Financial Officer and effected by our board of directors, management, and other personnel to provide reasonable assurance regarding the

October 28, 2015

reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company has used the criteria set forth in the Internal Control–Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess our internal control over financial reporting. Based upon this assessment, management concluded that internal control over financial reporting operated effectively as of December 31, 2014.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

There have been no significant changes that occurred during the fourth quarter of the most recent year covered by this report in the Company’s internal control over financial reporting identified in connection with the evaluation referenced above that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

October 28, 2015

ANNEX B

Item 4.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is processed, recorded, summarized, and reported within the time periods specified in the Security and Exchange Commission’s rules and forms and that such information is accumulated and communicated to management, including the Co-Chief Executive Officers and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), we carried out an evaluation, under the supervision and with the participation of management, including our Co-Chief Executive Officers and Chief Financial Officer, of the effectiveness of the design and operation of the disclosure controls and procedures as of March 31, 2015, the end of the period covered by this report.

As noted below, management is responsible for establishing and maintaining adequate internal control over financial reporting. Due to a clerical error, however, certain clauses in the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 relating to designing, establishing and maintaining internal control over financial reporting were inadvertently omitted. As a result of this clerical error, our Co-Chief Executive Officers and Chief Financial Officer conclude that our disclosure controls and procedures were not effective at the reasonable assurance level as March 31, 2015.

The Company has implemented additional form requirement checks, effective immediately, to ensure the effectiveness of our disclosure controls and procedures in future periods.

Changes in Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. No changes to our internal control over financial reporting were identified that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

October 28, 2015

ANNEX C

Item 4.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is processed, recorded, summarized, and reported within the time periods specified in the Security and Exchange Commission’s rules and forms and that such information is accumulated and communicated to management, including the Co-Chief Executive Officers and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), we carried out an evaluation, under the supervision and with the participation of management, including our Co-Chief Executive Officers and Chief Financial Officer, of the effectiveness of the design and operation of the disclosure controls and procedures as of June 30, 2015, the end of the period covered by this report.

As noted below, management is responsible for establishing and maintaining adequate internal control over financial reporting. Due to a clerical error, however, certain clauses in the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 relating to designing, establishing and maintaining internal control over financial reporting were inadvertently omitted. As a result of this clerical error, our Co-Chief Executive Officers and Chief Financial Officer conclude that our disclosure controls and procedures were not effective at the reasonable assurance level as June 30, 2015.

The Company has implemented additional form requirement checks, effective immediately, to ensure the effectiveness of our disclosure controls and procedures in future periods.

Changes in Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. No changes to our internal control over financial reporting were identified that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.